DERYCZ SCIENTIFIC, INC.
10990 Wilshire Boulevard
Suite 1410
Los Angeles, California 90024
Telephone: (310) 477-0354

March 27, 2008

VIA ELECTRONIC MAIL [Olsonr@sec.gov]
AND VIA EDGAR

Ramin M. Olson
Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Derycz Scientific, Inc. Acceleration of Effective Date Registration Statement on Form S-1 File No. 333-148392

Dear Mr. Olson:

Derycz Scientific, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 5:00 P.M. (E.S.T.) on Monday, March 31, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Derycz Scientific, Inc.

By: /s/ Peter Derycz
Peter Derycz, Chief Executive Officer